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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 24, 2010

Re:	Exxon Mobil Corporation Registration Statement on Form S-4 Filed February 1, 2010 File No. 333-164620

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, we hereby submit ExxonMobil’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated February 26, 2010 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of December 13, 2009, among ExxonMobil, XTO Energy Inc. and ExxonMobil Investment Corporation.

This letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes a related proxy statement/prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of Amendment No. 1 marked to indicate changes from the version filed on February 1, 2010.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of ExxonMobil. All references to page numbers in ExxonMobil’s responses are to the pages in the marked version of Amendment No. 1.

United States Securities and Exchange Commission	2	March 24, 2010

General

1.	Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Exxon Mobil Corporation, XTO Energy Inc. or their respective affiliates, depending on the context.

Response:

ExxonMobil acknowledges the Staff’s comment and supplementally advises the Staff that it has made all necessary conforming revisions to the Registration Statement.

2.	We may have additional comments after reviewing Exxon Mobil Corporation’s Form 10-K for the fiscal year ended December 31, 2009.

Response:

ExxonMobil acknowledges the Staff’s comment.

3.	When you indicate that the XTO Energy board approved or recommended a measure, indicate whether that approval was unanimous other than any members that you indicate abstained.

Response:

In response to the Staff’s comment, the disclosure on pages 10, 37, 45, 46, 49, 53 and 105 of the proxy statement/prospectus has been revised.

4.	Please monitor the need to provide updated financial information throughout your filing.

Response:

In response to the Staff’s comment, the disclosure on pages 17, 18, 22, 23 and 25 of the proxy statement/prospectus has been revised.

ExxonMobil supplementally advises the Staff that, in future filings, it will revise the proxy statement/prospectus as necessary to reflect updated financial information.

United States Securities and Exchange Commission	3	March 24, 2010

Summary

Interests of Certain Persons in the Merger, page 11

5.	In the Summary section, please enhance your disclosure regarding the interests of the executive officers of XTO Energy and members of the XTO Energy board of directors that may be different from, or in addition to, the interests of XTO Energy stockholders generally. Provide quantitative information about the amount of the executive officers’ and directors’ interests.

Response:

In response to the Staff’s comment, the disclosure on page 12 of the proxy statement/prospectus has been revised.

Completion of the Merger is Subject to Certain Conditions, page 12

6.	In the Summary section, please enhance your disclosure about the definition of “Material Adverse Effect” to explain the potential consequence of what you describe on page 78 as possible “changes to applicable laws related to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of making illegal or commercially impracticable such hydraulic fracturing or similar processes.” Consider adding a Risk Factor regarding this matter.

Response:

In response to the Staff’s comment with respect to the Summary section, the disclosure on page 13 of the proxy statement/prospectus has been revised.

In response to the Staff’s comment that ExxonMobil consider adding a risk factor, ExxonMobil advises the Staff that in its view the inclusion of a risk factor regarding this matter would not be appropriate. ExxonMobil notes that it has added the disclosure referenced above. The added disclosure (which is part of the definition of “Material Adverse Effect”) is relevant to whether the conditions to closing of the transaction are satisfied. ExxonMobil believes that the closing conditions are adequately disclosed without the addition of a risk factor. In addition, ExxonMobil believes (and understands that it is the Staff’s position) that the Risk Factors section of a Registration Statement on Form S-4 in connection with the registration of shares to be issued in a merger should focus primarily on risks to stockholders if the merger is completed. Once the transaction is completed, the definition of “Material Adverse Effect” and language that is part of that definition would no longer have relevance.

United States Securities and Exchange Commission	4	March 24, 2010

Risk Factors

Certain of XTO Energy’s executive officers and directors have interests in the merger that maybe different from your interests as a stockholder of XTO Energy, page 26

7.	Please enhance your Risk Factor disclosure by providing quantitative information about the amount of the executive officers’ and directors’ interests.

Response:

In response to the Staff’s comment, the disclosure on pages 28 and 29 of the proxy statement/prospectus has been revised.

THE MERGER

8.	Please provide us with copies of the XTO Energy board books.

Response:

ExxonMobil respectfully advises the Staff that it has been advised by XTO Energy that XTO Energy will supplementally provide to the Staff, under separate cover and on a confidential basis, the final board presentation that was delivered by Barclays Capital to the XTO Energy board of directors on December 13, 2009 in connection with Barclays Capital’s opinion regarding the fairness, from a financial point of view, of the exchange ratio in the proposed merger.

Background of the Merger, page 39

9.	We note your discussion on page 43 of the reasons why Barclays Capital Inc. and Jefferies & Company, Inc. were selected to act as XTO Energy’s financial advisors. Please advise us as to whether the process for selecting Jefferies included consideration of the potential conflict of interest due to Mr. Randall’s position as a senior member of Jefferies.

Response:

ExxonMobil supplementally advises the Staff that it has been advised by XTO Energy that, in connection with considering whether to retain Jefferies as a financial advisor, the XTO Energy board of directors did consider potential conflicts of interest due to Mr. Randall’s position as a senior member of Jefferies.

In addition, ExxonMobil notes that the disclosure on page 46 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

United States Securities and Exchange Commission	5	March 24, 2010

10.	We note your discussion of “alternative strategic transactions,” “certain recapitalization and other types of strategic transactions,” “certain strategic alternatives available to XTO Energy,” and “the prospects of a third party other than ExxonMobil being able to engage in an alternative strategic transaction.” The disclosure indicates that XTO Energy considered these as possible alternatives to the merger; however, you do not provide details with regard to any of these alternatives. Expand your disclosure to indicate what other alternatives were considered and why, as well as when, it was determined not to pursue them.

Response:

In response to the Staff’s comment, the disclosure on pages 42, 47 and 48 of the proxy statement/prospectus has been revised.

11.	In the third full paragraph on page 40, you indicate that Mr. Tillerson “indicated that a key factor in considering a potential transaction between the companies would be retaining XTO Energy’s senior executive officers while reducing the amounts potentially payable to them upon occurrence of such a transaction.” Expand your discussion to briefly describe and quantify those amounts and explain how those terms were revised. Indicate what consideration or revised terms these individuals agreed to in exchange for accepting these revisions – including consideration to be received from XTO Energy or ExxonMobil (such as revised employment agreements) – and identify which of the XTO Energy officers who engaged in the transaction discussions were subject to such arrangements. We note this matter was discussed at many of the XTO Energy board meetings as well as meetings between XTO Energy and ExxonMobil representatives.

Response:

In response to the Staff’s comment, the disclosure on pages 43 and 52 of the proxy statement/prospectus has been revised.

12.	Identify the non-employee directors and explain why they met with representatives of Skadden on a number of occasions. Describe the substance of those meetings to clarify the relevance of those meetings to the ultimate decision of the XTO Energy board to recommend that shareholders approve the merger.

Response:

In response to the Staff’s comment, the disclosure on pages 46, 47, 48, 51 and 53 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	6	March 24, 2010

13.	In your discussion of several meetings described in this section, you reference factors considered such as increasing competition in the U.S. unconventional natural gas industry, potential factors affecting natural gas pricing and other industry challenges, among other things. Rather than assume that shareholders share your perspective on these factors, provide more detail on the factors so that it is clear how they impacted the decision to propose the merger transaction.

Response:

In response to the Staff’s comment, the disclosure on pages 42, 45, 47, 48 and 50 of the proxy statement/prospectus has been revised.

14.	We note that you entered into a confidentiality agreement on October 13, 2009. With a view towards disclosure, advise us of any material non-public information that was provided to ExxonMobil or its representatives.

Response:

ExxonMobil supplementally advises the Staff that, although ExxonMobil undertook the due diligence investigation of XTO Energy discussed in “Background of the Merger” in connection with entering into the merger agreement, XTO Energy did not provide any projections, analysis or other material non-public information to ExxonMobil or any of its representatives that has not been appropriately disclosed in the proxy statement/prospectus.

15.	In the discussion of the October 21, 2009 meeting of the XTO Energy board, you indicate that representatives of Skadden “reviewed certain legal matters. . . .including the directors’ fiduciary duties.” Briefly summarize Skadden’s presentation on this matter.

Response:

ExxonMobil supplementally advises the Staff that it has been advised by XTO Energy that representatives of Skadden, as legal counsel to XTO Energy, reviewed with members of the XTO Energy board of directors various legal obligations applicable to directors generally, including in connection with the board’s consideration of the proposed transaction. ExxonMobil further respectfully advises the Staff that it has been advised by XTO Energy that XTO Energy believes that these discussions were privileged communications between the XTO Energy board of directors and the company’s legal counsel and that, therefore, the substance of such discussions is subject to the attorney-client privilege. ExxonMobil further respectfully advises the Staff that it has been advised by XTO Energy that XTO Energy is of the view that the disclosure of the legal advice rendered at this meeting of the XTO Energy board of directors is not material to stockholders of XTO Energy in connection with their consideration of whether to vote to adopt the merger agreement.

United States Securities and Exchange Commission	7	March 24, 2010

16.	Expand your description of the December 4, 2009 meeting of the XTO Energy board, to indicate the nature and extent of the “restrictions on XTO Energy’s ability to provide information to and have discussions with a third party that makes a transaction proposal following signing of the merger agreement.”

Response:

In response to the Staff’s comment, the disclosure on pages 48 and 49 of the proxy statement/prospectus has been revised.

17.	Expand your discussion of the December 11, 2009 meeting between Messrs. Simpson and Tillerson to set forth in more detail Mr. Tillerson’s “views on valuation of XTO Energy.”

Response:

In response to the Staff’s comment, the disclosure on page 51 of the proxy statement/prospectus has been revised.

18.	Expand the first paragraph on page 48 to identify the members of the Compensation Committee. Indicate whether any of these individuals were subject to any of the items considered at that meeting and, if so, how such a conflict was addressed.

Response:

In response to the Staff’s comment, the disclosure on page 52 of the proxy statement/prospectus has been revised.

19.	Expand the third full paragraph on page 48 to indicate what compensation, if any, the non-employee directors received for waiving their rights to receive any payments under Outside Directors Severance Plan.

Response:

In response to the Staff’s comment, the disclosure on page 53 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	8	March 24, 2010

Opinion of XTO Energy’s Financial Advisors, page 54

20.	We note your statement on page 64 that “In the past two years, Barclays Capital has performed only limited services for ExxonMobil for which Barclays Capital has received limited compensation.” Please advise us as to the amount of the “limited compensation.”

Response:

ExxonMobil supplementally advises the Staff that Barclays Capital received compensation from ExxonMobil of less than $1,000,000 in each of 2008 and 2009 for various capital market, commodities and foreign currency activities.

In addition, ExxonMobil notes that the disclosure on page 69 of the proxy statement/prospectus has been revised in response to the Staff’s comment.

Net Asset Valuation Analysis, page 58

21.	You indicate that this analysis was determined using a range of discount rates and four “commodity price scenarios.” Provide more detail as to each of the four Cases, indicate the discount rates used and describe the linkage between the discount rate and each of the four Cases.

Response:

In response to the Staff’s comment, the disclosure on pages 62 and 63 of the proxy statement/prospectus has been revised.

Comparable Company Analysis, page 58

22.	Define the term “discretionary cash flow.”

Response:

In response to the Staff’s comment, the disclosure on page 62 of the proxy statement/prospectus has been revised.

Discounted Cash Flow Analysis, page 61

23.	Define “after-tax unlevered free cash flows.”

Response:

In response to the Staff’s comment, the disclosure on pages 66 and 67 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	9	March 24, 2010

Pro Forma Merger Consequences Analysis, page 62

24.	Quantify this information to the extent practicable including the consensus estimates published by First Call.

Response:

ExxonMobil respectfully advises the Staff that it has been advised by Barclays Capital that Barclays Capital is of the view that it has disclosed in detail the methodology used and conclusion derived from its analysis of the pro forma impact of the proposed merger, and that quantifying this information, including the First Call estimates, would not provide additional meaningful information to stockholders in making an informed decision regarding the proposed merger. In addition, ExxonMobil respectfully advises the Staff that it has been advised by Barclays Capital that Barclays Capital believes that the inclusion of this information, including the First Call estimates, would unduly highlight this analysis over other analyses, and might therefore be misleading to stockholders.

Material U.S. Federal Income Tax Consequences of the Merger, page 66

25.	We note your statement that “In the opinion of Davis Polk & Wardwell LLP, counsel to ExxonMobil, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to XTO Energy, the following is a summary of the material U.S. federal income tax consequences of the merger to U.S. holders . . . of XTO Energy common stock [emphasis added].” Please revise this to state, if true, that the discussion that follows is the opinion of counsel; if that is not the case, and the discussion is merely a summary, provide the full opinions of counsel in Exhibits 8.1 and 8.2.

Response:

In response to the Staff’s comment, the disclosure on page 73 of the proxy statement/prospectus has been revised.

General, page 67

26.	We note your statement that “Prior to the effective time of and as a closing condition to the merger, ExxonMobil will have received a written opinion from Davis Polk & Wardwell LLP, and XTO Energy will have received a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, both to the effect that for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of section 368(a) of the Code [emphasis added].” However, the draft opinions of counsel in Exhibits 8.1 and 8.2 do not state that the merger will constitute a section 368(a) reorganization. Instead:

•

the draft Davis Polk opinion in Exhibit 8.1 merely states that “we hereby confirm our opinion set forth in the discussion in the Proxy Statement / Prospectus under the heading “Material U.S. Federal Income Tax Consequences of the Merger”; and

United States Securities and Exchange Commission	10	March 24, 2010

•

the Skadden opinion merely states that “the discussion set forth in the Proxy Statement / Prospectus under the heading ‘Material U.S. Federal Income Tax Consequences of the Merger,’ constitutes our opinion insofar as it sets forth United States federal income tax consequences of the Merger that are anticipated to be material under existing law.”

Under the heading “Material U.S. Federal Income Tax Consequences,” the following statement appears: “ExxonMobil and XTO Energy intend for the merger to qualify as a reorganization for U.S. federal income tax purposes [emphasis added]. ...”

Please revise your disclosure and obtain revised opinions of counsel that address adequately the question of whether the merger will constitute a section 368(a) reorganization. Please note that executed opinions of counsel will need to be filed before effectiveness of the Form S-4.

Response:

In response to the Staff’s comment, the disclosure on pages 74 and 75 of the proxy statement/prospectus has been revised.

ExxonMobil respectfully submits that, in light of the revisions referenced above, it is unnecessary to obtain revised opinions of counsel.

ExxonMobil acknowledges the Staff’s comment with respect to executed opinions of counsel and supplementally advises the Staff that executed opinions substantially in the forms attached as Exhibits 8.1 and 8.2 to the Registration Statement will be filed prior to effectiveness of the Registration Statement.

Congressional Subcommittee Hearing, page 71

27.	We note your disclosure concerning the hearing and have read the statements of Mr. Tillerson and Mr. Simpson at the hearing, as well as a preliminary transcript of the hearing. Please monitor your need to update your disclosure if there are subsequent interactions with Congress, or if there are subsequent legislative or regulatory developments. Also consider whether any additional disclosure would be appropriate with regard to the issues discussed in the hearing. We may have further comments after reviewing your response.

Response:

In response to the Staff’s comment, and in light of certain post-hearing written questions received by ExxonMobil and XTO Energy from the House of Representatives Subcommittee on Energy and Environment, the disclosure on page 79 of the proxy statement/prospectus has been revised.

ExxonMobil respectfully submits that no additional disclosure with regard to the issues discussed in the

United States Securities and Exchange Commission	11	March 24, 2010

hearing is required because no material issues were discussed in the hearing that are not already disclosed elsewhere in the proxy statement/prospectus or in documents incorporated by reference into the proxy statement/prospectus.

Treatment of XTO Energy Equity Awards, page 74

28.	We note your statement that “Options with vesting conditions contingent on the achievement of specified XTO Energy stock targets will be adjusted based on the exchange ratio in the merger (rounded up to the nearest whole cent). Each converted option will remain subject to the same terms and conditions (including vesting terms) as were applicable to the XTO Energy option immediately prior to the completion of the merger . . . .” Since XTO Energy’s stock will cease trading if the merger is completed, please (a) clarify what the “XTO Energy stock targets” are and (b) give illustrative examples of how they will be translated into vesting terms for the converted options (which will have become options to acquire ExxonMobil common stock).

Response:

In response to the Staff’s comment, the disclosure on page 82 of the proxy statement/prospectus has been revised.

XTO Energy Restricted Stock and Performance Shares, page 75

29.	We note your statement that “Each converted restricted stock award or performance share award will remain subject to the same terms, restrictions and vesting schedules as were applicable to the XTO Energy restricted stock award or performance share award prior to the completion of the merger (with any vesting conditions contingent on the achievement of specified XTO Energy stock targets adjusted based on the exchange ratio in the merger, rounded up to the nearest whole cent.” Please (a) clarify what the “XTO Energy stock targets” are and (b) give illustrative examples of how they will be translated into vesting terms for the converted awards (which will have become ExxonMobil share awards).

Response:

In response to the Staff’s comment, the disclosure on page 83 of the proxy statement/prospectus has been revised.

United States Securities and Exchange Commission	12	March 24, 2010

XTO Energy Named Executive Officers, page 90

2009 Annual Incentive Payments, page 93

30.	We note your disclosure that “In March 2009, the compensation committee of the XTO Energy board of directors determined that these bonuses would be paid in March 2010. On December 31, 2009, as permitted by the merger agreement, the Compensation Committee authorized and directed the payment of these bonuses in December 2009.” Please explain the reasons for this change in the timing of payment.

Response:

In response to the Staff’s comment, the disclosure on page 102 of the proxy statement/prospectus has been revised.

Relationship with Jefferies, page 96

31.	We note that Jefferies & Company, Inc. will be paid $24 million if the merger is completed. Please explain in greater detail, here and in the “Background of the Merger” section, what services Jefferies provided.

Response:

In response to the Staff’s comment, the disclosure on pages 42, 47, 48, 50, 53 and 105 of the proxy statement/prospectus has been revised to further discuss the services Jefferies provided as financial advisor to XTO Energy in connection with the proposed merger.

Exhibit 8.1 — Form of Opinion of Davis Polk & Wardwell LLP

32.	See comments 24 and 25 above.

Response:

ExxonMobil respectfully refers the Staff to its responses to comments 25 and 26 above, which it believes address this comment.

Exhibit 8.2 – Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

33.	See comments 24 and 25 above.

Response:

ExxonMobil respectfully refers the Staff to its responses to comments 25 and 26 above, which it believes address this comment.

**************

United States Securities and Exchange Commission	13	March 24, 2010

Please contact the undersigned at (212) 450-4539 or George R. Bason, Jr. at (212) 450-4340 should you require further information or have any questions.

Sincerely yours,

/s/ Louis L. Goldberg Louis L. Goldberg

cc:	Roger S. Aaron, Esq., Stephen F. Arcano, Esq. and Kenneth M. Wolff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP